Exhibit 3.1.1

STATE of FLORIDA

ARTICLES OF AMENDMENT of

ABLEAUCTIONS.COM, INC.

Pursuant to Section 607.1006 of the Florida Business Corporation Act, ABLEAUCTIONS.COM, INC., A Florida corporation (the “Corporation”) DOES HEREBY CERTIFY AND ADOPT THESE ARTICLES OF AMENDMENT:

FIRST:  The name of the Corporation is ABLEAUCTIONS.COM, INC.

SECOND:  The Articles of Incorporation of this Corporation are amended by changed ARTICLE IV so that, as amended, said ARTICLE IV shall read as follows:

ARTICLE IV:  The capital stock of the Corporation shall consist of One Hundred Million (100,000,000) shares of common stock, with a par value of $0.001 per share.

THIRD:  The amendment was adopted by the Board of Directors on April 23, 2004 and approved by the shareholders on July 6, 2004.

FOURTH:  The number of votes cast for the amendment by the shareholders was sufficient for approval of the amendment.  Shareholders of the Corporation holding 48,854,819 common shares, constituting approximately 88% of the issued and outstanding shares of the Corporation, acting at an Annual Meeting of the Corporation’s shareholders, duly authorized and adopted this amendment to the Articles of Incorporation of the Corporation.

FIFTH:  Said amendment was duly adopted in accordance with the provisions of Section 607.1003 of the Florida Business Corporation Act.

Dated this _____ day of August 2004.

Abdul Ladha, President